Mail Stop 3720

August 7, 2006

Via U.S. Mail and Fax
Mr. Jean-Pascal Beaufret
Chief Financial Officer
Alcatel
54, rue La Boétie
75008 Paris, France

      RE: **Alcatel**
              Form 20-F for the fiscal year ended December 31, 2005
              Filed March 31, 2006
              File No. 001-11130

Dear Mr. Beaufret:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director